PowerShares Exchange-Traded Fund Trust

301 West Roosevelt Road

Wheaton, Illinois 60187

June 11, 2008

Mr. James O’Connor

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:            PowerShares Exchange-Traded Fund Trust—Request for Withdrawal of Post-Effective Amendment No. 185 to the Trust’s Registration Statement filed on Form N-1A under the Securities Act of 1933 (File Nos. 333-102228 and 811-21265)

Dear Mr. O’Connor:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), PowerShares Exchange-Traded Fund Trust (the “Trust”) hereby requests withdrawal of Post-Effective Amendment No. 185 to the Trust’s Registration Statement filed on Form N-1A (Accession No. 0001104659-08-035685), filed on May 23, 2008 (the “Amendment”).

The Amendment was filed electronically with the Securities and Exchange Commission due to an administrative error.  No securities have been issued or sold in connection with the Amendment.

If you have any questions, please feel free to contact Clifford R. Cone at (212) 878-3180. Thank you.

Very truly yours,

PowerShares Exchange-Traded Fund Trust

By:	/s/ Harold Bruce Bond
Harold Bruce Bond
Chairman and CEO